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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                            AMENDMENT NO. 9
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934


                             CONRAIL INC.

                       (Name of Subject Company)


                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)


                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)


  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)

                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996, November 8, 1996, November 13, 1996, November 18, 1996, November 20, 1996,
November 21, 1996, November 26, 1996 and December 3, 1996 (as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

     On December 5, 1996, CSX and Conrail issued a press release, a copy of which is attached hereto as Exhibit (a)(14), announcing that they have filed counterclaims against Norfolk in the United States District Court for the Eastern District of Pennsylvania seeking damages and alleging, among other things, that Norfolk has tortiously interfered with the CSX Merger Agreement. A copy of the filing containing the counterclaims is attached hereto as Exhibit (c)(8), is incorporated herein by reference and qualifies the foregoing summary in its entirety.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(14) Text of press release issued by CSX and Conrail dated December 5, 1996.

     (c)(8) Answer and Defenses of Conrail, CSX and the individual defendants to Second Amended Complaint, and Counterclaim of Conrail and CSX in Norfolk Southern et al. v. Conrail Inc. et al., filed on December 5, 1996, in the United States District Court for the Eastern District of Pennsylvania.


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                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CONRAIL INC.



                                    By  /s/ Timothy T. O'Toole
                                        ----------------------
                                       Name:  Timothy T. O'Toole
                                       Title: Senior Vice President--Finance


Dated as of December 6, 1996




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                             EXHIBIT INDEX

Exhibit                       Description                         Page No.
-------                       -----------                         --------

*(a)(1)        Text of press release issued by Conrail
               dated October 23, 1996 (incorporated by
               reference to Exhibit (a)(9) to the
               Solicitation/Recommendation Statement on
               Schedule 14D-9 of Conrail Inc. dated
               October 16, 1996, as amended (the "CSX
               14D-9")).......................................
*(a)(2)        Text of press release issued by Norfolk,
               dated October 23, 1996 (incorporated by
               reference to Exhibit (a)(8) to the CSX
               14D-9).........................................
*(a)(3)        Text of press release issued by Conrail
               and CSX dated November 6,
               1996...........................................
*(a)(4)        Letter to shareholders of Conrail dated
               November 6, 1996...............................
(a)(5)         Text of press release issued by Conrail,
               dated November 7, 1996 (incorporated by
               reference to Exhibit (a)(16) to the CSX
               14D-9).........................................
*(a)(6)        Text of press release issued by Conrail,
               dated November 7, 1996 (incorporated by
               reference to Exhibit (a)(17) to the CSX
               14D-9).........................................
*(a)(7)        Text of press release issued by Conrail,
               dated November 8, 1996 (incorporated by
               reference to Exhibit (a)(18) to the CSX
               14D-9).........................................
*(a)(8)        Text of press release issued by Conrail
               and CSX, dated November 13, 1996
               (incorporated by reference to Exhibit
               (a)(19) to the CSX 14D-9)......................
*(a)(9)        Text of press release issued by Conrail
               and CSX dated November 19, 1996
               (incorporated by reference to Exhibit
               (a)(20) to the CSX
               140-9).........................................
*(a)(10)       Text of press release issued by Conrail
               and CSX dated November 20, 1996
               (incorporated by reference to Exhibit
               (a)(21) to the CSX
               14D-9).........................................



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Exhibit                       Description                         Page No.
-------                       -----------                         --------

*(a)(11)       Text of press release issued by CSX
               dated November 21, 1996 (incorporated by
               reference to Exhibit (a)(22) to the CSX
               14D-9).........................................

*(a)(12)       Text of press release issued by Conrail,
               dated November 25,
               1996...........................................

*(a)(13)       Text of press release issued by CSX,
               dated November 26, 1996 (incorporated by
               reference to Exhibit (a)(23) to the CSX
               14D-9).........................................

 (a)(14)       Text of press release issued by Conrail
               and CSX dated December 5,
               1996...........................................

     (b)       Not applicable.................................

*(c)(1)        Pages 4-5 and 9-14 of Conrail's Proxy
               Statement dated April 3, 1996
               (incorporated by reference to Exhibit
               (c)(7) to the CSX 14D-9).......................

*(c)(2)        Employment Agreement of Mr. David M.
               LeVan dated as of October 14, 1996
               (incorporated by reference to Exhibit
               (c)(5) to the CSX
               14D-9).........................................

*(c)(3)        Change of Control Agreement of Mr. David
               M. LeVan dated as of October 14, 1996
               (incorporated by reference to Exhibit
               (c)(6) to the CSX 14D-9).......................

*(c)(4)        First Amended Complaint in Norfolk
               Southern et al. v. Conrail Inc., et al.,
               No. 96-CV- 7167, filed on October 28,
               1996 in the United States District Court
               for the Eastern District of Pennsylvania
               (incorporated by reference to Exhibit
               (c)(9) to the CSX 14D-9).......................

*(c)(5)        Second Amended Complaint in Norfolk
               Southern et. al. v. Conrail Inc., et
               al., No. 96-CV-7167, filed on November
               15, 1996 in the United States District
               Court for the Eastern District of
               Pennsylvania (incorporated by reference
               to Exhibit (c)(12) to the CSX 14D-9)...........


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Exhibit                       Description                         Page No.
-------                       -----------                         --------

*(c)(6)        Text of opinion of Judge Donald
               VanArtsdalen of the United States
               District Court for the Eastern District
               of Pennsylvania as delivered from the
               bench on November 20,
               1996...........................................

*(c)(7)        Conrail's Definitive Proxy Statement,
               dated November 25,
               1996...........................................

 (c)(8)        Answer and Defenses of Conrail, CSX and
               the individual defendants to Second
               Amended Complaint, and Counterclaim of
               Conrail and CSX in Norfolk Southern et
               al. v. Conrail Inc. et al., filed on
               December 5, 1996, in the United States
               District Court for the Eastern District
               of Pennsylvania................................


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* Previously filed




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